Tony Giuliano	October 4, 2010
630-44th Avenue
Lachine, Quebec H8T

Dear Tony,

I am pleased to invite you to become a full-time employee of SAND Technology Inc. (SAND) with a scheduled start date on October 4, 2010.

The following defines the conditions of this offer:

1.	The position being offered to you is Chief Financial Officer of SAND Technology Inc. Your duties will involve the following areas:

a.	To successfully install and manage all financial control systems for the corporation.
b.	To supervise on a daily basis all personnel and subcontractors who are involved in the finance and accounting functions.
c.	Preparation of all financial management and audit reports on a timely basis.
d.	To review all sales contracts prior to signature and determine proper revenue recognition.
e.	Provide input to the financial direction of the company with a key focus on raising capital.
f.	To recruit and train appropriate personnel to meet mutually agreed upon staffing levels.

You will report directly to me, however your reporting structure will be subject to change from time to time depending on the requirements of the business.

2.

During the term of your employment with SAND, you will devote your full time, skill and attention to your duties and responsibilities. You shall perform them faithfully, diligently and competently. You shall use your best efforts to further the business of SAND and its affilitates.

3.

Your basic salary will be $120,000 per year, paid every two weeks. A formal review will occur annually, on or about your anniversary of joining. Additionally you will have a discretionary bonus with the minimum amount being $35,000 if the company revenues meet or exceed $9,500,000 for the fiscal year end 2011. Bonus structure in future years will be set at the annual performance evaluation.

4.

You will receive 50,000 zero strike options on December 31, 2010 and 50,000 zero strike options on December 31, 2011. In the event of an acquisition or other similar significant corporate event these options will vest immediately.

5.

You will be entitled to receive SAND’s employment related benefits made available to other employees to the full extent of your eligibility under terms of the insurance contracts pursuant to which benefits are provided.

In particular, you shall be permitted, to the extent eligible, to participate in any group life hospitalization or disability insurance plan, health plan, or similar benefit plan of SAND that may be available to other comparable employees generally on the same terms as such other employees. Participation in any such plan shall be consistent with your rate of Compensation to the extent that compensation is a determinative factor with respect to coverage under any such plan.

6.

You will be entitled to three weeks vacation annually. Other than to the minimum extent required by the Employment Standards Act, of Quebec, (ESA) SAND follows a “use or lose” vacation policy, so it is important that you both schedule and take your vacation each year. The period between Christmas & New Year are considered mandatory vacation days for all SAND Employees with specific exceptions in the development and product support Areas.

7.

Pre-approved business expenses and reasonable living expenses associated with your stays away from home on behalf of SAND, incurred by you will be reimbursed according to SAND’s expense reimbursement policy. All air travel must be approved in advance and is typically arranged by the Corporate Headquarters.

8.

You will be required to execute an Employee Confidential and Copyright form, which basically defines your responsibilities to protect SAND confidential information and assign all inventions and copyrights during your employment to SAND.

Tony, we are pleased about having you as a part of the SAND team, and I am looking forward to help unlock the tremendous potential available. Please acknowledge acceptance of this offer by signing and returning the enclosed copy of this letter together with Addendum A. SAND and you shall undertake to promptly prepare and execute all of the documents and agreements as are reasonably and necessary to carry out the intentions expressed herein.

I very much look forward to working with you.

Sincerely,

Thomas M. O’Donnell
CEO
SAND Technology Inc.

Accepted on this ______day of October 4, 2010.